EXHIBIT 4.1



                                 INTERIORS, INC
                             320 Washington Street
                             Mount Vernon, NY 10533

                                                        June 30, 1996

Mr. Morris Munn
22033 N. Golf Club Drive
Sun City, AZ  85375

                                                      Re: Consulting Agreement

Dear Mr. Munn:

         This Agreement is to confirm our understanding with respect to the rendering by you (the "Consultant") of certain consulting services to Interiors ("Interiors"), upon the terms and conditions set forth below.

         1. Payment by Interiors. As consideration for the services provided by you to Interiors, Interiors hereby issues to you the right to purchase 350,000 shares of Interiors's Series A Preferred Stock for a period of three (3) years at any time commencing on the date hereof at an exercise price of $2.25 per share. In addition, Interiors agrees to register such shares for sale to the public as soon as practicable. As additional compensation, the Consultant will be paid at the rate of $54,000 per year on a bi-weekly basis for a period of five (5) years in cash commencing on the date hereof.

         2. Consultant's Obligations. From time to time the Consultant agrees to provide Interiors with such consulting services as requested by Interiors in connection with marketing, acquisitions, divestitures, joint ventures and other strategic business initiatives.

         3. Confidential Information. Consultant acknowledges that all information, documents, customer lists, patents, trademarks, copyrights, materials, specifications, business strategies or any other ideas which directly relate to the business of Interiors (referred to herein as "Confidential Information") whether prepared or generated by Consultant, or Interiors pursuant to this Agreement or otherwise in the possession or knowledge of Consultant prior to the date hereof or coming into possession or knowledge of Consultant during the term of this Agreement shall be the exclusive, confidential property of Interiors, except to the extent expressly authorized in writing by Interiors for dissemination. From the date of this Agreement through and including the twenty-fourth month following the termination of this Agreement or any extension thereof (the "Restricted Period"), Consultant shall not disclose any of such Confidential Information to any third party without the prior written consent of Interiors and shall take all reasonable steps and actions necessary to maintain the confidentiality of such Confidential Information.

         4. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor and not as an employee, officer or other agent of Interiors. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges that the compensation provided herein is a gross amount of compensation and that Interiors will not withhold from such compensation any amounts respective income taxes, social security payments or any other payroll taxes. All such income taxes and payments shall be made or provided for by Consultant and Interiors shall have no responsibility or duties regarding such matters.

         5. Miscellaneous.   This Agreement shall be governed by and
construed in accordance with the internal laws of the State of Arizona, without regard to principles of conflicts of law, and the parties irrevocably agree to submit any controversy or claim arising out of or relating to this Agreement to binding arbitration conducted in the State of Arizona, City of Phoenix, in accordance with the rules of the American Arbitration Association. This Agreement may be executed simultaneously in counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties. In the event that the Company fails to make payments in a timely manner under this Agreement, the Consultant shall so notify the Company in writing. If the Company fails to make payment within five (5) business days after receiving written notice thereof, the entire amount payable under this Agreement shall become due and payable.

         If this Agreement accurately reflects your understanding of our agreement, kindly sign the enclosed copy of this letter on the space provided below and return it to me at your earliest convenience.

                                                     Very truly yours,


                                                     INTERIORS, INC.


                                                     /s/Max Munn
                                                     -------------------------
                                                     Max Munn
                                                     President


Agreed to and Accepted as of
the Date First Written Above:



/s/Morris Munn
- -------------------------